SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


02046156

FORM 6-K


RECD S.E.C.
JUL 2 6 2002
1086

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

FRANCE TELECOM
(Translation of registrant's name into English)

6, place d'Alleray, 75505 Paris Cedex 15, France
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-___)

Enclosure: A press release dated July 25, 2002 announcing France Telecom's revenues for the first half of 2002.



france telecom

www.francetelecom.com

Paris, July 25, 2002

France Telecom revenues up 10 percent for first-half 2002

- France Telecom Group tops 100 million customers following the consolidation of Polish operator TPSA as of April 1, reaching 107.3 million at end June 2002
- Consolidating its leadership in France and the UK, Orange reports growth of more than 10% in each of its markets
- Wanadoo Internet access services post robust growth in France and internationally
- In France, local fixed-line market share tends to stabilize and ADSL take-off is confirmed
- High-growth businesses (wireless, Internet and international) accounted for nearly 60 percent of revenues, thanks to the rapid uptake of new services such as high-speed Internet and SMS
- Creation of unleveraged free cash flow is accelerating and should increase by approximately 50% during first-half 2002

France Telecom Consolidated Operating Revenues

(In millions of euros)		*At June 30 2002*	*At June 30 2001*	*% of 2002 total*	*% Change 2002/2001*
Total Revenues		**22,472**	**20,424**	**100.0**	**+ 10.0**
Revenues by product line (*)					
Orange		**7,832**	**6,938**	**34.9**	**+ 12.9**
Of which	Orange France	3,403	3,033	15.1	+ 12.2
	Orange UK	2,867	2,564	12.8	+ 11.8
	Orange excluding France and UK	1,562	1,341	7.0	+ 16.5
Wanadoo		**852**	**642**	**3.8**	**+ 32.7**
Of which	Access, Portals and e-Commerce	454	261	2.0	+ 73.9
	Directories	398	381	1.8	+ 4.5
Fixed-Line, Voice and Data Services – France		**9,408**	**9,984**	**41.9**	**- 5.8**
Of which	Fixed-Line Telephony	6,955	7,501	30.9	- 7.3
	Corporate Network Services	1,486	1,469	6.6	+ 1.2
	Broadcasting and cable TV	532	520	2.4	+ 2.3
	Other products	435	494	1.9	- 11.9
International Voice and Data Services		**4,380**	**2,860**	**19.5**	**+ 53.1**
Of which	Equant	1,491	544	6.6	+ 174.1
	Fixed-Line Telephony outside France	1,722	1,251	7.7	+ 37.6
	Other products outside France	1,167	1,065	5.2	+ 9.6

(*)After intra-group eliminations

Press release

France Telecom
Corporate Communication
Information Department

6 Place d'Alleray
75505 Paris cedex 15
France

Phone : +33 1 44 44 93 93
Fax : +33 1 44 44 80 34



France Telecom's **consolidated operating revenues** at June 30, 2002 were 22.5 billion euros, up 10 percent over the year-earlier period. France Telecom's **customer base** grew more than 11 percent on a pro forma basis, reaching 107.3 million at June 30, 2002. Revenue growth reflects the rapid development of international businesses. International revenues were up 31 percent, due in large part to the consolidation of the Polish operator TPSA as of April 1, 2002. **International businesses** accounted for 40 percent of the France Telecom Group's consolidated revenues for first half 2002, compared with 35.8 percent in 2001.

On a pro forma basis and excluding the effects of exchange rates[1], the France Telecom Group's **consolidated revenues grew** 2.6 percent at June 30, 2002. This reflects a 7.2-percent growth in revenues from international businesses, coupled with a steady growth in wireless services in France, which has offset the decline in revenues from fixed-line telephony.

*

* *

Commenting on these figures, **France Telecom Chairman Michel Bon** said: "Nearly 60 percent of our revenues for the first six months of 2002 came from high-growth businesses – Internet, wireless and data. France Telecom benefits from a unique position among European full-service operators in these developing segments. Orange maintains rapid growth and the adoption of the Orange brand by operations in the different countries has consistently led to increased market share and synergies. Wanadoo, already the leading Internet provider in the UK and France, is about to become number one in Spain. In a context of market turmoil, Equant has consolidated its position and its results are on track. And finally in France, the decline in fixed-line telephony is essentially due to the impact of regulation on the local and interconnect markets, and does not reflect a loss of competitivity. The one-time impact of pre-selection, resulting in an 11-percent loss of local market share in the first quarter, was not repeated in the second quarter.

Our performance during the first half of 2002 confirms the strong growth in group profitability we predicted at the beginning of the year. As in 2000 and 2001, France Telecom's growth will be profitable, with a rise in pro forma EBITDA and EBIT expected to exceed 10%. France Telecom's business model, noted for its improved management control and better positioning in high growth businesses, is expected to accelerate the creation of free cash flow from operations. The first half of 2002 should see free cash flow grow by approximately 50% on a year-to-year basis."

Orange: positive trends in average annual revenues per customer

Orange revenues contributed to France Telecom totaled 7.8 billion euros at June 30, 2002, an increase of 12.9 percent. Subsidiaries controlled by the Orange group had 41.4 million customers at June 30, 2002, up from 35.5 million at end June 2001, a year-to-year rise of 16.6 percent.

Orange France continued to experience sustained growth, as revenues grew 12.2 percent to 3.4 billion euros at June 30, 2002. Orange France continues to see the benefits of both the re-branding in June 2001 and its focus on high value customers. Orange France had 18.6 million customers at June 30, 2002, versus 15.9 million at June 30, 2001, an increase of 17 percent. Orange France acquired 803,000 net new customers during the first half of 2002, consolidating its leadership with 49.3 percent of the market at June 30, 2002. This is up from 48.2 percent at end December 2001 and 49 percent at end March 2002. The proportion of contract customers among these net new customers continued to increase significantly.

[1] Comparison of France Telecom's revenues for the first half 2002 with pro forma revenues for the first half 2001 calculated using France Telecom's current scope of consolidation (pro forma figures are unaudited).



Contract customers represented 66.4 percent of net growth during the first half of 2002, compared to 32 percent during the first half of 2001. Another favorable trend is the significant slowdown in the rate of decline in Average Revenue Per User (ARPU) that began in 2001 and continued during the first half of 2002 (–2.6 percent versus –8 percent for full-year 2001).

Orange U.K. had revenues of 2.9 billion euros at June 30, 2002, up 11.8 percent over end June 2001. Orange U.K. had 12.8 million customers at the end of June 2002, versus 11.9 million at end June 2001, a year-to-year increase of 7.9 percent. Orange U.K. acquired an additional 415,000 customers during the first half of 2002, 50.8 percent of whom were contract customers, compared with 15.3 percent during the first half of 2001. As in France, this trend is the result of a refocus of activities on high value market segments. ARPU grew 2.4 percent during the first half of this year, versus –12.1 percent for full-year 2001.

Orange revenues excluding France and the U.K. advanced 16.5 percent during the first six months of 2002. This reflects sustained growth in the customer base, which rose 29 percent to 10 million at June 30, 2002, compared with 7.7 million a year earlier. From the second half of 2002, these businesses will benefit from Orange's acquisition of a 71.25 percent stake in MobiNil, which was previously held by France Telecom.

Wanadoo records vigorous growth as revenues rise more than 30 percent

Wanadoo revenues contributed to France Telecom were 852 million euros at June 30, 2002, an increase of 32.7 percent over the previous year (29.5 percent on a pro forma basis). Consumer Internet services (Internet Access, Portals and e-commerce) posted a 62.1-percent rise in revenues (on a pro forma basis), led by a tripling of the customer base for high-speed Internet access in Europe. Revenues from Wanadoo's Directories business were up 5.3 percent (on a pro forma basis), due notably to a 12-percent rise in revenues from online directories (advertising and website creation).

Wanadoo had 6.8 million active customers at June 30, 2002, a year-to-year increase of 36 percent. The number of high-speed Internet access subscribers (cable and ADSL) tripled in one year to reach 833,000 at end June 2002. High-speed services accounted for 80 percent of the increase in Wanadoo's customer base in Europe during the second quarter, versus 25 percent for the first quarter. In France, Wanadoo had 3.4 million active customers at June 30, 2002, an increase of 46.9 percent. In the U.K., the active customer base reached 2.5 million at end June 2002, representing growth of 22.7 percent. The share of paying subscribers to low-speed dial-up access services rose 49 percent in one year.

Fixed-Line, Voice and Data services – France: decline in local fixed-line market share is stemmed and ADSL confirms take-off

Consolidated revenues from **fixed-line, voice and data services in France** totaled 9.4 billion euros at June 30, 2002, a decline of 5.8 percent versus the previous year. This reflects the evolution of *fixed-line telephony services*, which experienced a 7.3-percent decrease in revenues compared with the first six months of 2001.

The decline in *standard telephone services* (subscriptions and subscriber calls) slowed slightly at end June 2002, standing at 5.8 percent, compared with a decline of 6.1 percent at the end of March. As anticipated, France Telecom's loss of local call market share slowed in the second quarter following the automatic transfer during the first quarter of local traffic to competitors whose customers opted for carrier pre-selection. This one-time impact was not repeated in the second quarter. France Telecom's share of the local call market amounted to 82.7 percent at the end of June 2002, compared with 86 percent at the end of March. The decline of 3.3 points recorded between April and June is significantly lower than the



decline of 10.8 points recorded during the previous quarter. Revenues from subscriber call traffic also benefited from the stabilization of France Telecom's share of the long-distance market (domestic and international). France Telecom's market share for this segment stood at 63.8 percent in June 2002, identical to the share at end March.

Revenues from *carrier services* (interconnection of domestic and international operators) declined 18.2 percent. This was due to lower domestic interconnection revenues, reflecting rate cuts and the roll-out of networks by competing carriers. The decrease also reflects a 4-percent decline in traffic carried for international operators in the first half of 2002, coupled with a decrease in the rates for these services.

Revenues from *online services and internet access* were down 3.9 percent versus the previous year. The 18 percent drop in revenues from Minitel services was almost totally offset by growth in Internet access revenues. In particular, mass-market ADSL access services (including Wanadoo ADSL access and high-speed services for businesses), totaled 730,000 customers at June 30, 2002. This compares with 430,000 at December 31, 2001, representing an increase of 300,000 subscribers during the first six months of 2002. Call volume for low-speed dial-up services increased 24 percent versus the previous year.

Revenues from *corporate services* were stable at end June 2002, rising 0.4 percent (on a pro forma basis) versus the previous year. The decline in leased line services for other national telecommunications operators was offset by the sustained increase in corporate data network services, which recorded an 8.8 percent rise in revenues, comparable to the growth rate for 2001. This steady growth was generated by Internet and Intranet services, coupled with fast-paced growth in high-bandwidth connections for corporate sites, which doubled in one year to 153,000 at June 30, 2002. Conventional data services, in particular X.25 packet switching, analog leased lines and low-speed digital leased lines, followed a downward trend.

International Voice and Data Services: strong growth in revenues due to the consolidation of TPSA

Consolidated revenues from **international voice and data services** recorded an increase of 53.1 percent at June 30, 2002, reflecting the consolidation of Polish operator TPSA as of April 1, 2002. TPSA revenues contributed to France Telecom were 1.2 billion euros for the second quarter of 2002. The Polish operator is one of the largest telecom companies in central Europe. At June 30, 2002 it had 10.5 million fixed-line customers, and 3.6 million wireless customers (a rise of 75 percent compared to the previous year). Aside from its mobile business, TPSA benefits from strong growth in the Internet market, with 1.4 million active customers at June 30, 2002.

Equant: consolidated revenues for the first half of 2001 only included Global One. On a pro forma basis, including Equant, revenues were down 6.9 percent at end June 2002. This decline, which reflects market conditions, should not be an obstacle to achieving profitability targets given the strong synergies resulting from the Equant-Global One merger. Network Services grew 2.9 percent (on a pro forma basis) and accounted for more than half of Equant's total revenues at June 30, 2002. The growth in Network Services partially offset the decline in Integration Services and in revenues contributed by SITA. Despite a difficult economic climate, the order book remained stable. EBITDA, which was negative in the first half of 2001 (on a pro forma basis), has been positive since the fourth quarter of 2001, a net improvement compared to the previous year. The integration of Global One continued and, one year after the merger, synergies are greater than anticipated.



KEY CONSOLIDATED FIGURES AT JUNE 30, 2002

At June 30, 2002 the France Telecom Group (including companies in which France Telecom holds a controlling interest) had a total of 107.3 million customers, with the following breakdown by service:

	Customers (in millions)	Countries
Wireless Communications	47.7	21
Fixed-line Telephony	49.1	10
Internet Access (active customers)	8.3	12
Cable Networks	2.2	2

The customer base continues to increase at a steady pace. At end June 2002, the France Telecom Group had 11 million additional customers[2] compared with the end of June 2001, representing year-to-year growth of 11.6 percent. The customer base increased at a sustained rate during the second quarter of 2002, with 1.9 million additional customers. The customer base for wireless services increased by 1.4 million during the period. The active customer base for Internet services increased by 200,000 during the second quarter of 2002.

Press contacts:

Nilou du Castel Tél : 01 44 44 93 93
Head of the Press Office
nilou.ducastel@francetelecom.com

Emilie Richer Tél : 01 44 44 93 93
emilie.richer@francetelecom.com

[2] Pro forma data, including notably the de-consolidation of fixed-line and wireless operations in Argentina, and the consolidation as of April 1, 2002 of Polish operator TPSA.



This document contains forward-looking statements. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: the effects of competition; telecommunications usage levels the success of France Telecom's domestic and international investments; the availability, terms and deployment of capital; and the factors listed in Item 3 of its Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on June 28, 2002. The forward-looking statements contained in this document speak only as of the date of this document and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Dated: July 26, 2002

By: 
Name: Jean-Claude Grynberg
Title: Director, Investor Relations